Exhibit 12


Ratio of Earnings to Combined Fixed Charges and Preference Dividends(1)

                                                                               December 31,
                                                 --------------------------------------------------------------------
(DOLLARS IN THOUSANDS)                              2007            2006          2005          2004          2003
                                                 ----------      ----------    ----------    ----------    ----------
Fixed charges:
Interest expense on indebtedness                 $   42,302      $   19,149    $    7,057    $    4,017    $    2,548

Preference security dividend requirements of
  consolidated subsidiaries                           2,216           2,241         1,452            --            --

Amortization of capitalized costs related to
  indebtedness                                          785             121           228           287           195
                                                 ----------      ----------    ----------    ----------    ----------

Total fixed charges                              $   45,303      $   21,511    $    8,737    $    4,304    $    2,743
                                                 ==========      ==========    ==========    ==========    ==========

Earnings:
Net (loss) income from continuing operations     $  (62,113)     $    2,432    $   15,035    $    9,373    $   11,425
Add:  Total fixed charges                            45,303          21,511         8,737         4,304         2,743
Add:  Distributed income from equity investees          337           4,037         2,400         2,400         2,400
Less: Income from equity investees                     (337)         (3,000)       (2,837)       (2,400)       (2,400)
Less: Preference security dividend
  requirements of consolidated subsidiaries          (2,216)         (2,241)       (1,452)           --            --
                                                 ----------      ----------    ----------    ----------    ----------

Total earnings                                   $   19,026      $   22,739    $   21,883    $   13,677    $   14,168
                                                 ==========      ==========    ==========    ==========    ==========

Ratio of Earnings to Fixed Charges                      0.4(2)          1.1           2.5           3.2           5.2
                                                 ==========      ==========    ==========    ==========    ==========


(1) For the purposes of computing the ratio of earnings to fixed charges and preference dividends, earnings were calculated using (loss) income from continuing operations adding back total fixed charges and distributions from equity investees less preference security dividend requirements of consolidated subsidiaries and income realized from equity investees. Fixed charges consist of interest expense, recurring fees and amortization of capitalized costs related to indebtedness and preference security dividend requirements of consolidated subsidiaries.

(2) Earnings were insufficient to cover fixed charges by $64.3 million during this period due to the incurrence of a net loss from continuing operations, which was impacted by losses resulting from the sale of certain assets, impairments recorded on mortgage loans, losses incurred upon the termination of interest rate swaps and expenses related to changes in the fair value of certain interest rate swaps to which we do not apply hedge accounting